GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman

212-801-9221

E-mail: feldmans@gtlaw.com

June 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Party Payday, Inc.
Registration Statement on Form S-1 filed February 13, 2012,
as amended by Amendment No. 1 filed April 30, 2012,
Amendment No. 2 filed June 5, 2012 and Amendment No. 3
filed June 21, 2012
File No. 333-179490

Ladies and Gentlemen:

On behalf of Gold Party Payday, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 3 to the captioned Registration Statement on Form S-1, No. 333-179490 (the “Amendment”), for the registration of 666,667 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

In response to the comment received from the staff of the Commission by letter dated June 14, 2012, the Company has revised its disclosure with respect to revenue recognition in Management’s Discussion and Analysis on pages 17 and 18 of the Amendment. The Company's gross profit bears the risk of change due to movement in spot values and variations in weight and purity after the gold and silver items are received by the refinery. The Company’s inventory costs are based on the daily spot value on the date of purchase. The Company recognizes the difference between its purchased cost (cost of goods sold) and the amounts received from the refinery as a component of gross profit.

If at all possible, the Company wishes to request acceleration of effectiveness of the Registration Statement at 4:30 p.m. on June 25, 2012.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Lisa Kohl, Esq., Staff Attorney
Yolanda Guobadia, Staff Accountant
Mara Ransom, Esq., Assistant Director
Division of Corporation Finance

Ms. Tatum Morita
Gold Party Payday, Inc.

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